April 9, 2020

Timothy Gray
Chief Financial Officer
Anterix Inc.
3 Garret Mountain Plaza Suite 401
Woodland Park, NJ 07424

       Re: Anterix Inc.
           Registration Statement on Form S-3
           Filed April 3, 2020
           File No. 333-237572

Dear Mr. Gray:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Jeff Thacker